UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2025

Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐        Form 40-F   ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study, dated October 14, 2025 and with an effective date of September 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)
Date:	October 14, 2025	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer